June 13, 2023

VIA EDGAR AND EMAIL

U.S. Securities & Exchange Commission

Division of Investment Management

Office of Disclosure Review & Accounting

100 F Street, NE

Washington, D. C. 20549

Attention: Mr. Tony Burak

(202) 551-6750

burakt@sec.gov

Re:	The Advisors’ Inner Circle Fund (File No. 811-06400);

The Advisors’ Inner Circle Fund II (File No. 811-07102); &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

Mr. Burak:

This letter responds to comments of the Securities & Exchange Commission (the “SEC”) Staff given by you to Philip Dick, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), the Administrator to each of (a) The Advisors’ Inner Circle Fund (“AIC I”) (File No. 811-06400), (b) The Advisors’ Inner Circle Fund II (“AIC II”) (File No. 811-07102), and (c) The Advisors’ Inner Circle Fund III (“AIC III”) (File No. 811-22920) (AIC I, AIC II, and AIC III hereinafter referred to collectively as the “Trusts”), in regard to certain series funds of the Trusts (each a “Fund,” and, collectively, the “Funds”), in a telephone conversation on May 8, 2023. SEI provides the Trusts and the Funds with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trusts and the Funds.

The SEC Staff comments provided relate to:

a.	the Trusts’ annual reports as of March 31, 2022, July 31, 2022, September 30, 2022, October 31, 2022, December 31, 2022, as filed on Form N-CSR (the “Form N-CSR Annual Reports”);

b.

the Trusts’ annual reports as of December 31, 2022, as filed on Form N-CEN (the “Form N-CEN Annual Reports”) (said Form N-CSR Annual Reports and Form N-CEN Annual Reports hereinafter referred to collectively as the “Reports”);

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

c.	the corresponding Prospectuses of the certain Funds, as included in the Trusts’ Registration Statements on Form N-1A; and

d.	related filings of the Trusts.

The SEC Staff comments provided specifically relate to the Funds set forth immediately below, but these comments, to the extent applicable, should be applied to all Funds in the Trusts going forward. As noted above, each of these Funds is a series of a Trust.

The Advisors’ Inner Circle Fund I	Cambiar International Small Cap Fund
The Advisors’ Inner Circle Fund I	Cambiar Small Cap Fund
The Advisors’ Inner Circle Fund I	Cambiar Aggressive Value Fund
The Advisors’ Inner Circle Fund I	Cambiar International Equity Fund
The Advisors’ Inner Circle Fund I	Cambiar Opportunity Fund
The Advisors’ Inner Circle Fund I	Cambiar SMID Fund
The Advisors’ Inner Circle Fund I	Rice Hall James Small Cap Portfolio
The Advisors’ Inner Circle Fund I	Rice Hall James Micro Cap Portfolio
The Advisors’ Inner Circle Fund I	LSV Conservative Value Equity Fund
The Advisors’ Inner Circle Fund I	LSV Global Managed Volatility Fund
The Advisors’ Inner Circle Fund I	LSV Global Value Fund
The Advisors’ Inner Circle Fund I	LSV U.S. Managed Volatility Fund
The Advisors’ Inner Circle Fund I	LSV Value Equity Fund
The Advisors’ Inner Circle Fund I	LSV Emerging Markets Equity Fund
The Advisors’ Inner Circle Fund I	LSV Small Cap Value Fund
The Advisors’ Inner Circle Fund I	Edgewood Growth Fund
The Advisors’ Inner Circle Fund I	Acadian Emerging Markets Portfolio
The Advisors’ Inner Circle Fund I	Hamlin High Dividend Equity Fund
The Advisors’ Inner Circle Fund I	CIBC Atlas Disciplined Equity Fund
The Advisors’ Inner Circle Fund I	CIBC Atlas Equity Income Fund
The Advisors’ Inner Circle Fund I	CIBC Atlas Mid Cap Equity Fund
The Advisors’ Inner Circle Fund I	CIBC Atlas All Cap Growth Fund
The Advisors’ Inner Circle Fund I	CIBC Atlas Income Opportunities Fund
The Advisors’ Inner Circle Fund I	CIBC Atlas International Growth Fund
The Advisors’ Inner Circle Fund I	Sands Capital Global Growth Fund
The Advisors’ Inner Circle Fund I	Haverford Quality Growth Stock Fund
The Advisors’ Inner Circle Fund I	Sarofim Equity Fund
The Advisors’ Inner Circle Fund I	Loomis Sayles Full Discretion Institutional Securitized Fund
The Advisors’ Inner Circle Fund II	Champlain Mid Cap Fund
The Advisors’ Inner Circle Fund II	Champlain Small Company Fund
The Advisors’ Inner Circle Fund II	Reaves Infrastructure Fund
The Advisors’ Inner Circle Fund II	Cardinal Small Cap Value Fund
The Advisors’ Inner Circle Fund III	Mesirow Small Company Fund (formerly Mesirow Small Company Sustainability Fund)
The Advisors’ Inner Circle Fund III	Mesirow High Yield Fund
The Advisors’ Inner Circle Fund III	Mesirow Enhanced Core Plus Fund

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

The Advisors’ Inner Circle Fund III	Aperture Endeavour Equity Fund
The Advisors’ Inner Circle Fund III	Aperture New World Opportunities Fund
The Advisors’ Inner Circle Fund III	Aperture International Equity Fund
The Advisors’ Inner Circle Fund III	Aperture Discover Equity Fund
The Advisors’ Inner Circle Fund III	PineBridge Dynamic Asset Allocation Fund
The Advisors’ Inner Circle Fund III	Penn Mutual AM 1847 Income Fund
The Advisors’ Inner Circle Fund III	Penn Mutual AM Strategic Income Fund
The Advisors’ Inner Circle Fund III	Nicholas Partners Small Cap Growth Fund
The Advisors’ Inner Circle Fund III	Ninety One Global Franchise Fund
The Advisors’ Inner Circle Fund III	Ninety One International Franchise Fund
The Advisors’ Inner Circle Fund III	Ninety One Global Environment Fund
The Advisors’ Inner Circle Fund III	Ninety One Emerging Markets Equity Fund
The Advisors’ Inner Circle Fund III	GQG Partners Global Quality Equity Fund
The Advisors’ Inner Circle Fund III	GQG Partners US Quality Dividend Income Fund
The Advisors’ Inner Circle Fund III	GQG Partners US Select Quality Equity Fund
The Advisors’ Inner Circle Fund III	GQG Partners Emerging Markets Equity Fund
The Advisors’ Inner Circle Fund III	GQG Partners International Quality Dividend Income Fund
The Advisors’ Inner Circle Fund III	GQG Partners Global Quality Dividend Income Fund
The Advisors’ Inner Circle Fund III	MetLife Core Plus Fund
The Advisors’ Inner Circle Fund III	KBI Global Investors Aquarius Fund
The Advisors’ Inner Circle Fund III	Redwheel Global Emerging Equity Fund

We have reproduced the substance of your comments below, followed by the Trusts’ corresponding responses.

SEC Comment 1:

The Annual Report disclosure and the Prospectus disclosure regarding the period during which a Redemption Fee will be charged to Fund shareholders is not consistent in regard to the following Funds:

•	The N-CSR filing for the Acadian Emerging Markets Portfolio shows the fund may charge a redemption fee on shares held less than 90 days whereas the Prospectus shows the period as less than 30 days.

•	The N-CSR filing for the Cambiar International Small Cap Fund shows the fund may charge a redemption fee on shares held less than 90 days whereas the Prospectus shows the period as less than 180 days.

•	The N-CSR filing for the Cambiar Opportunity Fund shows the fund may charge a redemption fee on shares held less than 90 days whereas the Prospectus does not disclose the fund having a redemption fee.

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Please confirm the time period and correct going forward.

Trust Response to Comment 1:

With regard to the Acadian Emerging Markets Portfolio, it is confirmed that the fund may charge a redemption fee on shares held less than 30 days. The Registrant will correct the N-CSR on a going forward basis.

With regard to the Cambiar International Small Cap Fund, it is confirmed that the fund may pay a redemption fee on shares held less than 180 days. The Registrant will correct the N-CSR on a going forward basis.

With regard to the Cambiar Opportunity Fund, it is confirmed that the fund does not have a redemption fee. The Registrant will correct the N-CSR on a going forward basis.

*        *        *         *        *

SEC Comment 2:

Item B.22 to the Annual Report on Form N-CEN requires a Registrant to identify whether, during the reporting period, there were any payments made to shareholders or whether shareholder accounts were reprocessed as a result of an error in calculating the registrant’s net asset value (“NAV”) (or NAV per share). The response to Item B.22 in the December Form N-CEN Annual Report for the Aperture Discover Equity Fund indicates that payments were made to the Fund’s shareholders or that Fund shareholder accounts were reprocessed as a result of an error in calculating the Funds NAV (or NAV per share).

Please explain: (i) the circumstances related to this NAV calculation error; (ii) whether any internal control weaknesses were identified; and (iii) if any internal control weaknesses were identified, what actions, if any, have been taken by the Fund and the Fund’s manager to remedy these weaknesses.

Trust Response to Comment 2:

On March 7, 2022, SEI’s trade team incorrectly processed a sale of a Morgan Stanley Total Return Swap in the Aperture Discover Equity Fund (the “Fund”). The incorrect transaction converted the swap’s unrealized gain to realized gain and removed the swap from the Fund’s Schedule of Investments. The incorrect transaction resulted in a break in our daily cash and asset reconciliation. During the course of the period from March 7th through March 16th, SEI’s Fund Accounting team worked with the counterparty and custodian to understand why the breaks on the reconciliation occurred. As the position was no longer in the Fund’s holdings, SEI Fund Accounting was not pricing the swap on a daily basis, resulting in an error equal to the swap’s daily change in valuation from March 7th through March 16th. On March 17th, it was determined by Fund Accounting that the initial sale should not have been processed. At that time, the Fund Accounting team attempted to reverse the sale which took place on March 6th. This reversal was performed incorrectly and was subsequently corrected on March 18th.

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Management does not believe control weaknesses exist as the complimentary controls in place at the time of the error identified the initial incorrect booking of the trade. Management has reinforced the Fund’s policies and procedures to the members of the Trade Team, Recon Team and Fund Accounting team to ensure more appropriate and timely communication when potential errors are identified.

*        *        *         *        *

SEC Comment 3:

Since the Fund’s commencement of operations on November 14, 2017, the Ninety One Global Franchise Fund’s Prospectus, under “Principal Investment Strategies,” has disclosed that “under normal circumstances,” the Fund “invests at least 40% of its total assets in securities of non-U.S. companies.” This Prospectus disclosure currently specifically provides that:

Under normal circumstances, the Fund invests in at least three countries, including the U.S., and invests at least 40% of its total assets in securities of non-U.S. companies. The Fund considers a company to be a non-U.S. company if: (i) at least 50% of the company’s assets are located outside of the U.S.; (ii) at least 50% of the company’s revenue is generated outside of the U.S.; (iii) the company is organized or maintains its principal place of business outside of the U.S.; or (iv) the company’s securities are traded principally outside of the U.S.

For the past three years, however, the Fund’s Schedule of Investments included in the Fund’s Annual Reports and Semi-Annual Report have indicated that the Fund has invested only between approximately 20% and 32% of the Fund’s total assets in securities of non-U.S. companies. For example, the Fund’s Schedule of Investments: (i) included in the Fund’s October 31, 2022 Annual Report appears to indicate that the Fund had invested only 27.4% of the Fund’s total assets in securities of non-U.S. companies; and (ii) included in the Fund’s April 30, 2022 Semi-Annual Report appears to indicate that the Fund had invested only 31.7% of the Fund’s total assets in securities of non-U.S. companies.

Please explain how the Ninety One Global Franchise Fund is investing in accordance with the Fund’s Prospectus disclosure.

Trust Response to Comment 3:

The Registrant confirms that the Ninety One Global Franchise Fund (the “Fund”) has invested at least 40% of the Fund’s total assets in securities of “non-U.S. companies” since the Fund’s inception, as disclosed in the Fund’s Prospectus and consistent with the Fund’s principal investment strategy. The Registrant believes that purported deficiency in assets in securities by non-U.S. companies may be due to a failure to count among the “non-U.S. companies” certain issuers of United States Common Stock.

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Going forward, we will indicate via an appropriate footnote on the Fund’s Schedule of Investments which issuers listed under “United States Common Stock” are considered to be “non-U.S. companies” for purposes of the Fund’s principal investment strategies. The footnote would incorporate the Fund Prospectus’ definition of the term “non-U.S. companies.”

*        *        *         *        *

SEC Comment 4:

In the Semi and Annual Shareholder Report for the Penn Mutual AM Strategic Income Fund and the Penn Mutual AM 1847 Income Fund, the disclosure related to the voting of proxies at the bottom of the page containing the Table of Contents erroneously refers to information during the most recent year “ended December 31.” Per the requirement under N1-A, this disclosure should refer to the most recent year ended “June 30,” consistent with the annual period covered by the Form N-PX filing of the Fund. Please correct going forward.

Trust Response to Comment 4:

Acknowledged. The Registrant will update the disclosure for the Semi and Annual Reports for the Penn Mutual AM Strategic Income Fund and the Penn Mutual AM 1847 Income Fund to correctly reflect the ended June 30 on a going forward basis.

*        *        *         *        *

SEC Comment 5:

The Annual and Semi-Annual Shareholder Reports for each of the Aperture Endeavour Equity Fund, the Aperture New World Opportunities Fund, the Aperture International Equity Fund, and the Aperture Discover Equity Fund (collectively, the “Aperture Funds”), require a correction to a reference in the Statement of Operations. Specifically, the “Shareholder Servicing Fee” line item of the Statement of Operations includes a parenthetical reference to the Class A shares only, however, the Aperture Funds’ Class X shares are also subject to Shareholder Servicing Fees. Please correct parenthetical reference going forward.

Trust Response to Comment 5:

Acknowledged. The Registrant will update the line item in the Statement of Operations of the Semi and Annual Shareholder Reports on a going forward basis to reference the Aperture Funds’ Class X shares as being subject to a shareholder servicing fee. Note that the Aperture Funds do not have Class A Shares, and only the Class X Shares are subject to a shareholder servicing fee.

*        *        *         *        *

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

SEC Comment 6:

The Schedules of Investments for the Aperture Discover Equity Fund included in the Fund’s Annual Shareholder Reports for the fiscal years ending December 31, 2021 and December 31, 2022, indicate that the percentage of the Fund’s total investments in the industrial sector were 42.2% and 35.1% as of December 31, 2021, and December 31, 2022, respectively. The Prospectus of the Aperture Discover Equity Fund, however, does not disclose “Sector Risk” as a principal risk for the Fund. Please consider adding appropriate “Sector Risk” disclosure for the Aperture Discover Equity Fund in the Fund’s Prospectus as part of the next annual update to the Fund’s registration statement.

Trust Response to Comment 6:

The Fund will add an appropriate “Sector Risk” disclosure for the Aperture Discover Equity Fund in the next annual update o, the Fund’s Prospectus.

*        *        *         *        *

SEC Comment 7:

The Annual Shareholder Reports for each of the Aperture New World Opportunities Fund and the Mesirow Enhanced Core Plus Fund (the “Aperture and Mesirow Funds”) for the periods ending December 31, 2022, disclosed that each of the Aperture and Mesirow Funds held open forward foreign currency contracts at their respective fiscal year ends.    For certain contracts, the information included for the forward foreign currency contracts owned were aggregated in the Annual Reports. Reg. S-X 12-13B requires the detailed information (including terms and settlement dates) for each forward foreign currency contract to be listed separately and not aggregated. Please ensure the contracts are not being aggregated going forward.

Trust Response to Comment 7:

Acknowledged. The Registrants will list each forward foreign currency contract separately in future Shareholder Reports and not aggregate the information, in accordance with Reg. S-X 12-13B.

*        *        *         *        *

SEC Comment 8:

The disclosures in the “Management’s Discussion of Financial Performance” (“MDFP”) sections of the most-recently filed Annual Reports for each of (a) the Rice Hall James Small Cap Portfolio, (b) the Rice Hall James Micro-Cap Portfolio, (c) the Aperture Endeavor Equity Fund, and (d) the Aperture Discover Equity Fund (the “Funds”) describe only the general market conditions during the relevant period of the funds’ performance. The MDFPs lack details regarding the specific investment techniques or investment strategies used by the managers of the Funds and which such techniques or strategies had a significant impact on the Funds’ performance.

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

In future MDFP sections of the Annual Reports of the Registrants, please provide disclosures that describe both: (i) the general market conditions; and (ii) the specific investment techniques or investment strategies used by the managers to the Funds, and which such techniques or strategies had a significant impact on each Fund’s performance.

Trust Response to Comment 8:

Acknowledged. In future Annual Reports for each of the Registrants, the Registrant shall include information in the MDFP section that describes both: (i) the general market conditions; and (ii) the specific investment techniques or investment strategies used by the managers to the Fund and which had a significant impact on the Fund’s performance.

*        *        *         *        *

SEC Comment 9:

Following the review of certain Annual Reports (including the PineBridge Dynamic Asset Allocation Fund, MetLife Core Plus Fund, Penn Mutual AM Strategic Income Fund, Penn Mutual AM 1847 Income Fund, and Loomis Sayles Full Discretion Institutional Securitized Fund), certain inconsistencies were noted in the headings of the “Average Annual Total Return” tables. Specifically, some of the titles/headers of these tables did not include the descriptor “Average Annual” and only were totaled “Total Returns.” Please ensure the table headers are corrected to “Average Annual Total Return” going forward.

Trust Response to Comment 9:

Acknowledged. The Registrants shall ensure that each Average Annual Return Total Return table is correctly identified by the full title as requested in future Annual Reports.

*        *        *         *        *

SEC Comment 10:

The Semi and Annual Shareholder Report of the Loomis Sayles Full Discretion Institutional Securitized Fund identifies the Fund as non-diversified in the Organization Note (p. 24) and the Risk Note (p. 34) included in the Notes to Financial Statements, and also includes a non-diversification risk disclosure in the Annual Report.    However, the March 1, 2022 and March 1, 2023 Prospectuses for the Fund neither discloses the Fund as being non-diversified nor includes a non-diversification risk disclosure. Please confirm the diversification status of the Loomis Sayles Full Discretion Institutional Securitized Fund and correct going forward.

Trust Response to Comment 10:

The Registrant confirms that the Loomis Sayles Full Discretion Institutional Securitized Fund (the “Fund”) is a diversified fund. In future filings of the Fund’s Semi and Annual Shareholder Reports, the Fund’s diversification status will be properly reflected.

*        *        *         *        *

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

SEC Comment 11:

The Semi and Annual Shareholder Reports for the Loomis Sayles Full Discretion Institutional Securitized Fund do not include a graphic representation of the Fund’s holdings as required by Item 27 (d)(2). Please include the required graphical representation of holdings in future filings.

Trust Response to Comment 11:

Acknowledged. The Registrant shall ensure that the Loomis Sayles Full Discretion Institutional Securitized Fund’s Semi and Annual Shareholder Reports include the graphic representation of holdings required by Item 27(d)(2) of Form N-1A in future filings.

*        *        *         *        *

SEC Comment 12:

The Annual Shareholder Reports for the Hamlin High Dividend Equity Fund, the Champlain Small Company Fund, the Mesirow High Yield Fund, and the GQG Partners Global Quality Dividend Income Fund (the “Funds”) indicate that each of the Funds made Return of Capital distributions during their respective fiscal years. However, according to the Form N-CENs filed for each of these Funds, the Funds’ responses to Item B.23 reported that none of the Return of Capital distributions required the sending of Rule 19a notices to shareholders. Please confirm whether or not each of these Funds required Rule 19a notices to be sent to shareholders and, if so, that such notices were sent.

Trust Response to Comment 12:

For the Funds listed above, the Returns of Capital reported in each Fund’s respective Annual Shareholder Report was due to tax adjustments made during the Funds’ year-end tax computations. In accordance with the Registrant’s policies, which are based on GAAP accounting income requirements, these Return of Capital distributions did not require the sending of Rule 19a notices to shareholders since, at the time of the distributions, there was net book income in each Fund to cover the distribution.

*        *        *         *        *

SEC Comment 13:

Regulation S-X, 6-04.15 requires that, for any funds that have a balance subject to recoupment by adviser (e.g., as a result of a fee waiver under an expense limitation agreement), a line item reference must be included on the balance sheet indicating a commitment or a contingent liability. This line item should be a note or caption acknowledging the commitment or contingent liability, but it does not need to include the amount. Where applicable, please include this line item on balance sheets on a going forward basis.

Trust Response to Comment 13:

Acknowledged. The Registrant will include the requested disclosure on Statement of Assets and Liabilities in Semi and Annual Shareholder Reports going forward for funds that have a balance subject to recoupment by the adviser, in accordance with Regulation S-X, 6-04.15.

*        *        *         *        *

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

SEC Comment 14:

The Edgewood Growth Fund changed its fiscal year end effective February 24, 2021 from October 31st to September 30th. The audit opinion from E&Y for the Fund included with the Annual Shareholder Report filed on December 9, 2022 does not accurately reference each of the periods covered in the financial highlights of the Annual Shareholder Report in light of the fiscal year change. Consider preparing and filing an amendment to the Fund’s N-CSR dated September 30, 2022 to include a corrected audit opinion that correctly references the fiscal years covered in the financial highlights.

Trust Response to Comment 14

Acknowledged. The Registrant will file an Amended Form N-CSR for the period ending September 30, 2022 with a corrected audit report issued by Ernst & Young LLP, the Fund’s Independent Registered Public Accountant, addressing the requested changes for the Edgewood Growth Fund.

*        *        *         *        *

SEC Comment 15:

A review of line graphs of certain Annual Shareholder Reports has identified areas that require correction on an ongoing basis.

Form N-1A requires that the balance shown in conjunction with the line graph on a hypothetical investment be shown annually since inception and as of the end of each fiscal year. For the Annual Shareholder Report of the Cambiar SMID Fund, the line graph fails to include the balance for years 2011 through 2014. For the Annual Shareholder Report of the Cambiar International Small Cap Fund, the line graph fails to include the balance for years 2015 through 2017 on the hypothetical investment. Going forward, please ensure the line graph for hypothetical investments in the Annual Shareholder Reports for these two Cambiar funds do not omit any years and include the balance as of the end of each fiscal year.

For the Annual Shareholder Report of the Reaves Infrastructure Fund, the line graph assumes a $1 million initial investment. The Prospectus, however, discloses a $10,000 minimum initial investment for the Reaves Infrastructure Fund. Accordingly, the line graph in the Annual Shareholder Report of the Reaves Infrastructure Fund should begin with a $10,000 minimum initial investment.

For the Annual Shareholder Report of the Penn Mutual AM 1847 Income Fund, the line graph assumes a $25,000 initial investment. The Prospectus, however, discloses a $3,000 minimum initial investment for the Reaves Infrastructure Fund. The line graph in the Annual Shareholder Report of the Penn Mutual AM 1847 Income Fund should begin with a $10,000 minimum initial investment.

Please ensure this are corrected on a going forward basis.

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Trust Response to Comment 15:

Acknowledged. The Registrant shall revise the line graphs in the Annual Shareholder Reports of the identified Funds to address the comments noted on a going forward basis.

*        *        *         *        *

SEC Comment 16:

A review of certain Annual Shareholder Reports has identified Funds which have not included the mailing address for Trustees and Officers of the Fund. The mailing addresses should be included for the following Funds on a going forward basis:

•	Cambiar Opportunity Fund

•	Cambiar SMID Fund

•	Cambiar Small Cap Fund

•	Cambiar International Equity Fund

•	Cambiar International Small Cap Fund

•	LSV Conservative Value Fund

•	LSV Emerging Markets Equity Fund

•	LSV Global Managed Volatility Fund

•	LSV Global Value Fund

•	LSV Small Cap Value Fund

•	LSV U.S. Managed Volatility Fund

•	LSV Value Equity Fund

•	Champlain Small Company Fund

•	Champlain Mid Cap Fund

Trust Response to Comment 16:

Acknowledged. The Registrant shall ensure that the mailing address for the Trustees and Officers for the aforementioned Funds are included in the Annual Shareholder Reports on a going forward basis.

*        *        *         *        *

SEC Comment 17:

The Penn Mutual AM Strategic Income Fund’s use of futures contracts had a significant impact on fund performance based on the Annual Shareholder Report dated December 31, 2022. However, when reviewing the Management Discussion of Fund Performance (“MDFP”) section of the Annual Shareholder Report, a reference to futures contracts was not included. When, like here, derivatives have a material impact on performance, it is expected that the MDFP will include a discussion of derivatives. On a going forward basis, please ensure the derivative activity is discussed when it has a significant impact on fund performance.

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Trust Response to Comment 17:

Acknowledged. The Registrant shall ensure that the MDFP of the Annual Shareholder Report includes discussion of instruments having a material impact on performance on a going forward, including the use and impact of future contracts and other derivatives on the performance of the Penn Mutual AM Strategic Income Fund, if applicable.

*        *        *         *        *

SEC Comment 18:

Pursuant to FASB accounting standard ASC 815-10-50-4A, certain information, including the amounts and location of a fund’s fair value and gains and losses related to derivatives activity, must be disclosed in the Semi and Annual Shareholder Reports. For certain funds, it appears that Shareholder Reports may have omitted information required under this standard. Specifically, the Annual Shareholder Report for the Penn Mutual AM Strategic Income Fund includes fair value information, however, it does not sufficiently include gain (loss) information.    Additionally, Shareholder Reports for the Mesirow Enhanced Core Plus Fund and the CIBC Atlas Income Opportunities Fund do not include either the fair value or the gain (loss) information related to the derivative activity.

On a going forward basis, please ensure all information as required under ASC 815-10-50-A4 is included.

Trust Response to Comment 18:

Acknowledged. The Registrant shall ensure that the Semi and Annual Shareholder Reports include disclosures to comply with FASB accounting standard ASC 815-10-50-4A, including disclosures related to amounts and location of a fund’s fair value and gains and losses related to derivatives activity within the aforementioned Funds, where applicable.

*        *        *         *        *

Please contact Philip Dick at either (610) 676-3871 or pdick@seic.com if you have any questions or comments.

Very truly yours,

/s/ Andrew Metzger
Andrew Metzger
Treasurer, Controller and Chief Financial Officer

Advisors’ Inner Circle Fund I

Advisors’ Inner Circle Fund II

Advisors’ Inner Circle Fund III

©2023 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400);	June 13, 2023
The Advisors’ Inner Circle Fund II (File No. 811-07102); &
The Advisors’ Inner Circle Fund III (File No. 811-22920)

cc:	Michael Beattie

Russell Emery

James Bernstein

Matthew Maher

Sean Graber

David Freese

©2023 SEI